August 12, 2019

Chris Thatcher
Chief Executive Officer
Neuronetics, Inc.
3222 Phoenixville Pike
Malvern, Pennsylvania 19355

       Re: Neuronetics, Inc.
           Registration Statement on Form S-3
           Filed August 6, 2019
           File No. 333-233047

Dear Mr. Thatcher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Percival at 202-551-3498 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Joshua A. Kaufman, Esq.